REVIEWED FINANCIAL STATEMENTS

EZdia, Inc.
For the Years Ended December 31, 2019 and 2018
With Independent Accountant's Review Report

EZDIA, INC.

Financial Statements

For the Years Ended December 31, 2019 and 2018

# Contents

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

# Independent Accountant's Review Report

The Board of Directors
EZdia, Inc.
Fremont, California

I have reviewed the accompanying financial statements of EZdia, Inc., which comprises the balance sheets as of December 31, 2019 and 2018, and the related statements of income, changes in stockholders' equity, and cash flow for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

**Accountant's Conclusion**

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Fiona Hamza, CPA**

Fiona S Hamza

Plano, Texas
October 22, 2020

(This page intentionally left blank.)

# EZdia, Inc.

## Balance Sheets

|  | December 31, | | |
|---|---|---|---|
|  | **2019** | | **2018** |
| **Assets** | | | |
| Current assets: | | | |
|   Cash and cash equivalents *(note 2)* | $ | **326,058** | $ 962,375 |
|   Accounts receivable | | **378,367** | 622,095 |
|   Employee advances | | **13,920** | 15,522 |
|   Federal tax refund | | **33,990** | 23,490 |
| Total current assets | | **752,335** | 1,623,482 |
| | | | |
| Fixed assets, net *(note 2)* | | **-** | 10,026 |
| Software development, net *(note 2)* | | **-** | 25,375 |
| | | | |
| Security deposit | | **7,513** | 7,513 |
| Deferred tax asset *(note 2)* | | **213,366** | 75,160 |
| | | | |
| Total assets | $ | **973,214** | $ 1,741,556 |
| | | | |
| **Liabilities and Stockholders' Equity** | | | |
| | | | |
| Current liabilities: | | | |
|   Trade payables | | **65,417** | 12,755 |
|   Accrued expenses | | **75,800** | 3,871 |
|   Deferred revenue | | **264,375** | 1,239,197 |
|   Interest payable | | **15,133** | 13,782 |
|   Current portion of notes payable *(note 3)* | | **10,000** | 10,000 |
| Total current liabilities | | **430,725** | 1,279,605 |
| | | | |
| Long term liabilities: | | | |
|   Notes payable *(note 3)* | | **15,000** | 15,000 |
|   Deferred payroll | | **155,350** | 155,350 |
| Long term liabilities | | **170,350** | 170,350 |
| Total liabilities | | **601,075** | 1,449,955 |
| | | | |
|   Common stock, no par, 20,000,000 shares authorized | | | |
|     8,296,670 shares issued and outstanding *(note 4)* | | **102,542** | 102,542 |
|   Shareholder loans *(note 5)* | | **238,576** | - |
|   Retained equity (deficit) | | **31,021** | 189,059 |
| Total stockholders' equity | | **372,139** | 291,601 |
| | | | |
| Total liabilities and stockholders' equity | $ | **973,214** | $ 1,741,556 |

*See Independent Accountant's Review Report.*

# EZdia, Inc.

## Statements of Operations

|  | December 31, 2019 | December 31, 2018 |
|---|---|---|
| Sales revenue *(note 2)* | $ 3,998,025 | $ 4,136,973 |
| Sales discounts | (35,443) | (13,302) |
| Cost of goods sold | (1,306,922) | (1,605,470) |
| Gross margin | 2,655,660 | 2,518,201 |
| Expenses: | | |
| Advertising and marketing | 116,989 | 198,216 |
| Amortization expense | 25,375 | 25,375 |
| Bad debt charges | 36,160 | 33,972 |
| Bank and finance charges | 12,826 | 9,753 |
| Business development | 105,825 | 49,500 |
| Computer expenses | 11,755 | 9,319 |
| Conference expenses | 135,385 | 138,690 |
| Depreciation charges | 10,026 | 20,051 |
| Dues and subscriptions | 72,372 | 75,641 |
| Employee benefits | 18,071 | 10,769 |
| Insurance | 13,274 | 14,018 |
| Legal and professional | 48,272 | 88,857 |
| License, taxes and permits | 6,594 | 6,681 |
| Office expenses | 15,733 | 13,477 |
| Outsource- Indian | 550,615 | 433,764 |
| Payroll expenses-officers | 300,000 | 300,000 |
| Payroll expenses-all other | 1,223,846 | 983,861 |
| Payroll taxes | 109,108 | 101,801 |
| Rent | 78,326 | 48,955 |
| Research and development *(note 2)* | 45,152 | 64,200 |
| Travel and meals | 19,208 | 3,233 |
| Total operating expenses | 2,954,912 | 2,630,133 |
| **Operating Loss** | (299,252) | (111,932) |
| | | |
| **Other income / (expense)** | | |
| Interest income | 748 | 313 |
| Other income | 3,594 | 43 |
| Interest expense | (1,334) | (2,283) |
| Total other income | 3,008 | (1,927) |
| **Net Loss before taxes** | (296,244) | (113,859) |
| Income tax benefit *(note 2)* | 138,205 | 98,650 |
| **Net loss** | $ (158,039) | $ (15,209) |

*See Independent Accountant's Review Report.*

# EZdia, Inc.

## Statements of Changes in Stockholders' Equity

| | Common Stock no par | Shareholders' loan | Retained Deficit | Total |
|---|---|---|---|---|
| **Balance at December 31, 2017** | $ 52,013 | $ - | $ 220,460 | $ 272,473 |
| Plus: Common stock issuance | 50,529 | - | - | 50,529 |
| Less: Prior period adjustments | - | - | (16,192) | (16,192) |
| Less: Net Loss | - | - | (15,209) | (15,209) |
| **Balance at December 31, 2018** | $ 102,542 | $ - | $ 189,059 | $ 291,601 |
| Plus: shareholders' loan | - | 238,576 | - | 238,576 |
| Less: Net Loss | - | - | (158,039) | (158,039) |
| **Balance at December 31, 2019** | $ 102,542 | $ 238,576 | $ 31,021 | $ 372,139 |

# EZdia, Inc.

## Statements of Cash Flows

|  | December 31, | |
|  | 2019 | 2018 |
| --- | --- | --- |
| **Operating activities** | | |
| Net Loss | $ **(158,039)** | $ (15,209) |
| Add: depreciation and amortization expense | **35,401** | 45,426 |
| Less: deferred tax asset | **(138,205)** | (75,160) |
| (Increase) decrease in federal tax refund | **(10,500)** | (23,490) |
| (Increase) decrease in accounts receivable | **243,728** | 50,601 |
| (Increase) decrease in prepaid expenses | **-** | 815 |
| (Increase) decrease in employee advances | **1,602** | (9,295) |
| (Increase) decrease in security deposit | **-** | (7,513) |
| Increase (decrease) in trade payables | **52,662** | (15,228) |
| Increase (decrease) in accrued expenses | **71,929** | (237,899) |
| Increase (decrease) in interest payable | **1,351** | 13,782 |
| Increase (decrease) in deferred revenue | **(974,822)** | 450,175 |
| Increase (decrease) in deferred payroll | **-** | 155,350 |
| Net cash used by operating activities | **(874,893)** | 332,355 |
| | | |
| **Investing activities** | | |
| Property and equipment | **-** | - |
| Net cash used in investing activities | **-** | - |
| | | |
| **Financing activities** | | |
| Proceeds from capital contribution-Common Stock | **-** | 50,529 |
| Payment on notes payable | **-** | (34,112) |
| Proceeds from shareholder loans | **238,576** | (120,383) |
| Net cash provided by financing activities | **238,576** | (103,966) |
| | | |
| Net increase in cash and cash equivalents *(note 1)* | **(636,317)** | 228,389 |
| Cash and cash equivalents at beginning of year | **962,375** | 733,986 |
| Cash and cash equivalents at end of year | $ **326,058** | $ 962,375 |

**Supplemental disclosures of cash flow information:**

| | | | |
| --- | --- | --- | --- |
| Cash paid for interest | $ | **-** | $ - |
| Cash paid for income taxes | $ | **800** | $ 800 |

*See Independent Accountant's Review Report.*

**EZdia, Inc.**
**Notes to Financial Statements**
**December 31, 2019**


**1. Business and Summary of Significant Accounting Policies**

Description of Business and Basis of Presentation

EZdia, Inc., (the Company), was formed in 2008 in the State of Texas. The financial statements of EZdia, Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Fremont, California.

eZdia provides Search Engine Optimization (SEO)-an ecommerce strategy and content provider to some of the largest ecommerce retailers in the world. The Company's approach to SEO strategies is uniquely tailored to eCommerce sites that want to optimize for revenue instead of just traffic. eZdia revenue-based SEO strategies focuses on attracting, engaging and ultimately converting visitors into profitable customers.


**2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

*Use of Estimates*

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates.

*Accounting Method*

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets

*Research and Development*

Research and development costs are expensed as incurred.


*See Independent Accountant's Review Report.*

*Fair Value of Financial Instruments*

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.


The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019 and 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

*Cash and Cash Equivalents*

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Property and Equipment*

Property and equipment are recorded at cost. Depreciation is computed using a double declining balance mid-year convention method over the estimated useful lives of the assets, which for furniture and fixtures, and most computer equipment ranges primarily from three to seven years. Software is amortized over four years using straight-line method.

Repairs and maintenance performed on equipment or software are expensed as incurred.

*See Independent Accountant's Review Report.*

| | | |
|---|---|---|
| Furniture and equipment | **$ 322,621** | $ 322,621 |
| Accumulated depreciation | **(322,621)** | (312,595) |
| Net fixed assets | **-** | 10,026 |
| | | |
| Software development | **101,500** | 101,500 |
| Accumulated amortization | **(101,500)** | (76,125) |
| Net intangible assets | **$ -** | $ 25,375 |

***Income Taxes***

The Company files income tax returns in the U.S federal jurisdiction and in the state of California and Florida. The Company's federal net operating losses carryback will result in refund of $23,490. Estimated taxes of $10,500 paid in 2019 will also be refunded in 2020.
In addition, they have $199,573 of research credit available to be used against future taxes, expiring $95,468 in 2037, $46,767 in 2038 and $57,338 in 2039.

The difference between book and taxable income are non-deductible meals and charity expenses.

The Company has approximately $414,619, and 1,507 of California and Florida net operating loss (NOL) carryforwards for 2018 and 2019, respectively, as these states do not allow NOLs carryback. All income tax returns filed by the Company are subject to examination by taxing authorities.

| | **December 31,** | |
|---|---|---|
| | **2019** | **2018** |
| 2017 research credit carry forward | **95,468** | 28,393 |
| 2018 research credit carry forward | **46,767** | 46,767 |
| 2019 research credit carry forward | **57,338** | - |
| NOL -2019 carry forward (expiring in 2039) | **13,793** | - |
| Net deferred tax asset | **213,366** | 75,160 |

### 3. Notes Payable

Notes Payable at December 31, 2019 and 2018, are comprised of the following:

|  | December 31, | |
|  | 2019 | 2018 |
|---|---|---|
| Convertible debentures- Saurabh Agrawal- bearing interest at 5% [(1)] [(2)] | **15,000** | 15,000 |
| Note payable-Amit Sharma-bearing interest at 5.5% - due on demand | **5,000** | 5,000 |
| Note payable- Anand Vayuvegula- bearing interest at 5.5% - due on demand | **5,000** | 5,000 |
| Total obligations | **25,000** | 25,000 |
| Less current portion of long-term obligations | **(10,000)** | (10,000) |
| Total long-term obligations | $ **15,000** | $ 15,000 |

[(1)] Optional conversion: The Holder of this Debenture will have the right, at the Holder's option, to convert all or any portion of the Principal Amount hereof and any accrued but unpaid interest thereon into shares of common stock of the Company at a price of $0.15 per share with ten day notice in writing.

[(2)] Automatic conversion:   Upon the closing of the first capital raising transaction or in the event of the sale, this note shall automatically convert into fully paid and non-assessable shares of the same equity securities sold and issued in the Qualified Financing.  The number of shares of equity securities that will be issuable upon conversion this Note shall be determined by multiplying the discount rate multiplied by the lower of (i) the proceeds per share of Common Stock payable in such sale event or (ii) the Target price.

The Maker will provide the Holder of this Note at least ten (10) days prior notice of any Qualified Financing, which notice will include all material terms and draft agreements relating to the financing.

### 4.  Common Stock and Stock options

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

   Each share of Class A Common Stock is entitled to one vote.

*See Independent Accountant's Review Report.*

The exercise of our outstanding options may dilute your ownership of the company. As of December 31, 2019, following options were outstanding, exercisable at $0.15 per share:

| Date Issued | # of shares | Vested |
|---|---|---|
| various | 783,380 | yes |
| various | 267,183 | No |
|  | **1,050,563** |  |

The Option shall terminate immediately upon the Participant's termination of Service to the extent that it is then unvested and shall be exercisable after the Participant's termination of Service to the extent it is then vested only during the applicable time period as determined below and thereafter shall terminate.

The Options shall be exercisable for three (3) months after Optionee ceases to be a Service Provider, unless such termination is due to Optionee's death or Disability, this Option may be exercised for one (1) year after Optionee ceases to be a Service Provider. Notwithstanding the foregoing sentence, in no event may Optionee exercise this Option after the Term/Expiration Date as provided above.

## 5. Shareholders' loans

Since the inception of the Company, we have relied on cash advances from certain investors to fund our operations. These advances generally have no specified repayment terms and no stated rate of interest. All advances are considered by us to be due on demand, until such time as the advances are converted into notes payable, exchanged for the issuance of shares of our common stock, or arrangements are made for other formal repayment terms.

## 6. Commitments and Contingencies

As of the date of issuance of financials October 22, 2020, the company has no commitments or contingencies.

*See Independent Accountant's Review Report.*

## 7. Going concern:

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

During the years ended December 31, 2019 and 2018, the Company had pre-tax losses of approximately $296,244 and $113,859, respectively, due to launching an aggressive marketing and hiring a business consultant. The Company is planning to raise additional funds to continue to develop its Product, and implement their sales and marketing strategy to showcase their value driven product to wider base of customers and increase sales.

For 2020 through September, the Company has experienced operating losses and negative cash flows from operations. However, the Company feels confident to be profitable by 2022, by building sales and marketing to capture more recurring revenue. Additionally, the Company believes it will continue to be supported by its existing shareholders, and potentially by new investors as well.

## 8. Subsequent Events

Management has evaluated subsequent events through October 22, 2020, the date on which the financial statements were available to be issued.

1) Following **options** were issued:

| Date Issued | # of shares | Vesting period |
|---|---|---|
| 01/01/2020 | 393,141 | 48 months |
| 02/12/2020 | 917,329 | 48 months |
| 04/01/2020 | 49,500 | 48 months |
|  | **1,359,970** |  |

*See Independent Accountant's Review Report.*

2) **Paycheck Protection Program** (PPP) On May 4, 2020, the Company received loan proceeds of $$242,588, under the Paycheck Protection Program (the "PPP"). The PPP, which was established as part of the coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times certain average monthly payroll expenses of the qualifying business. The loan and accrued interest, or a portion thereof, may be forgiven after 24 weeks ("applicable period") so long as the borrower uses the loan proceeds for eligible purposes including payroll, benefits, rent, mortgage interest, and utilities, and maintains its payroll levels as defined by the PPP. At least 60% of the loan proceeds must be spent on payroll costs, as defined by the PPP for the loan to be eligible for forgiveness. The amount of loan forgiveness will be reduced by any amounts received by the Company as an advance as part of the Economic Injury Disaster Loan ("EIDL") program, made available through the U.S. Small Business Administration, that is ultimately converted to a grant. The PPP loan matures five years from the date of the first disbursement of proceeds to the company (the "PPP Loan Date") and accrues interest at a fixed rate of 1%. Payments are deferred for the first six months and are payable in 54 equal consecutive monthly installments of principal and interest commencing upon the expiration of the deferral period of the PPP Loan Date. The Company currently intends to use the proceeds for purposes consistent with the PPP; however, there can be no assurances that the Company will ultimately meet the conditions for the forgiveness of the loan or that management will not take actions that could cause the Company to be ineligible for the forgiveness of the loan, in whole or in part. We're right now in the middle of filling out the forgiveness paperwork. Trying to submit by 10/20 at latest.

3) **Economic Injury Disaster Loan Program** (EIDL): Emergency one-time payout of $10,000 and $149,900 advanced on 5/4/2020 and 6/16/2020, respectively. Installment payments, including principal and interest, of $731.00 Monthly, will begin Twelve (12) months from the date of the promissory Note. The balance of principal and interest will be payable Thirty (30) years from the date of the promissory Note. Interest will accrue at the rate of 3.75% per annum and will accrue only on funds actually advanced from the date(s) of each advance. Each payment will be applied first to interest accrued to the date of receipt of each payment, and the balance, if any, will be applied to principal. Each payment will be made when due even if at that time the full amount of the Loan has not yet been advanced or the authorized amount of the Loan has been reduced.

*See Independent Accountant's Review Report.*